UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Rapid Micro Biosystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

75340L104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech Growth II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,257,099 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,257,099 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,099 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
(2)

Based on 37,089,376 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2023 as reported by the Issuer in the Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on November 3, 2023 (the “Form 10-Q”).

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech Growth II Parallel LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,257,099 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,257,099 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,099 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
(2)	Based on 37,089,376 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2023 as reported by the Issuer in the Form 10-Q.

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech II GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,257,099 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,257,099 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,099 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
(2)	Based on 37,089,376 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2023 as reported by the Issuer in the Form 10-Q.

Item 1(a).	Name of Issuer

Rapid Micro Biosystems, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

100 Pawtucket Boulevard West, Suite 280, Lowell, Massachusetts 01854

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Endeavour Medtech Growth II LP

(ii)	Endeavour Medtech Growth II Parallel LP

(iii)	Endeavour Medtech II GP Limited

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is P.O. Box 656, East Wing Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP.

Item 2(c).	Citizenship

(i)	Endeavour Medtech Growth II LP is a Guernsey limited partnership.

(ii)	Endeavour Medtech Growth II Parallel LP is a Guernsey limited partnership.

(i)	Endeavour Medtech II GP Limited is a Guernsey limited partnership.

Item 2(d).	Title of Class of Securities

Class A Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number

75340L104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Endeavour Medtech Growth II LP

2,217,190 shares of Class A common stock are held of record by Endeavour Medtech Growth II LP (“EMG II”). Endeavour Medtech II GP Limited (“Endeavour GP”) is the general partner of EMG II.

Endeavour Medtech Growth II Parallel LP

39,909 shares of Class A common stock are held of record by Endeavour Medtech Growth II Parallel LP (“EMG II AFF”). Endeavour GP is the general partner of EMG II AFF.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 22, 2024

Endeavour Medtech Growth II LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech Growth II Parallel LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech II GP Limited

By:	/s/ Nick Barton
Nick Barton
Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)